Exhibit 99.1

On July 6, 2016 at 8:30 a.m. EDT, MSC Industrial Direct Co., Inc. (the “Company” or “MSC”) held a conference call to discuss its Fiscal Year 2016 Third Quarter Results. The following is a transcript of the conference call.

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[MSM] - MSC Industrial Direct Co., Inc., Reports FY16 Third Quarter Results

Wednesday, July 6, 2016, 8:30 AM Eastern

Officers:

John Chironna; MSC Industrial Supply Company; VP, IR & Treasurer

Erik Gershwind; MSC Industrial Supply Company; President & CEO

Rustom Jilla; MSC Industrial Supply Company; EVP & CFO

Analysts:

Matt Duncan; Stephens, Inc.

Sam Darkatsh; Raymond James

Robert McCarthy; Stifel Nicolaus

Ryan Merkel; William Blair

David Manthey; Robert W. Baird

Adam Uhlman; Cleveland Research

Andrew Buscaglia; Credit Suisse

Presentation

Operator: Hello, and welcome to the MSC Industry Direct reports FY16 third-quarter results conference call. All participants will be in listen-only mode. (Operator Instructions)

Please note, this conference is being recorded.

I would now like to turn the conference over to John Chironna, Vice President of Investor Relations and Treasurer. Please go ahead, sir.

John Chironna: Thank you, Keith, and good morning everyone. I'd like to welcome you to our FY16 third-quarter conference call. Erik Gershwind, our Chief Executive Officer, and Rustom Jilla, our Chief Financial Officer, are here with me.

Additional information regarding the planned tender offer - this communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company's Class A common stock.

The planned tender offer described in this communication has not yet commenced and there can be no assurance that the Company will commence the tender offer on the terms described in this communication or at all. The tender offer to buy the Company's Class A common stock will only be made pursuant to an Offer to Purchase, Letter of Transmittal and related materials that the Company expects to send to its shareholders and file with the Securities and Exchange Commission upon commencement of the tender offer.

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SHAREHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

Once the tender offer is commenced, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal, and other documents that the Company expects to file with the Securities and Exchange Commission at the Commission's website at www.sec.gov. Shareholders may also obtain a copy of these documents from the Company's information agent, Georgeson LLC, by calling toll-free at 800-248-7690.

During today's call, we will refer to various financial and management data in the presentation slides that accompany our comments, as well as our operational statistics, both of which can be found on the Investor Relations section of our website.

Let me reference our Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995. Our comments on this call, as well as the supplemental information we are providing on the website contain forward-looking statements within the meaning of the US securities laws, including guidance about expected future results, expectations regarding our ability to gain market share, expected benefits from our investment and strategic plans, including the balance sheet recapitalization plans announced today.

These forward-looking statements involve risks and uncertainties that could cause the actual results to differ materially from those anticipated by these statements. Information about these risks is noted in our earnings press release, and the risk factors in the MD&A sections of our latest annual report on Form 10-K filed with the SEC, as well as in our other SEC filings.

These forward-looking statements are based on our current expectations, and the Company assumes no obligation to update these statements. Investors are cautioned not to place undue reliance on these forward-looking statements.

In addition, during the course of this call, we may refer to certain adjusted financial results that are non-GAAP measures. Please refer to the tables attached to the press release which contain the reconciliation of the adjusted financial measures to the most directly comparable GAAP measures.

I'll now turn the call over to our CEO, Eric Gershwind.

Eric Gershwind: Thank you, John, and good morning everybody and thanks for joining us today. We have a lot to cover with you this morning - the results of our fiscal third quarter, the capital allocation actions that we announced earlier today, and our guidance for the fiscal fourth quarter.

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I'll get started with current market conditions and our fiscal third quarter performance against the backdrop of what continues to be a very challenging environment.

Conditions remained quite difficult and, in fact, grew even more challenging as we progressed through our fiscal third quarter and into June. On our last call, we described the tough environment. And in talking to our customers and looking at the macro indices, commented that we saw the potential for some stabilization on the horizon.

Unfortunately, that did not materialize and, in fact, things weakened. After a meaningful improvement in the March MBI reading to 49.7, April and May readings dropped significantly to about the 45 level. On a rolling 12-month average, the MBI currently sits at 45.3, which implies a continued and significant contraction in metalworking manufacturing activity levels.

This is consistent with what we're hearing right now from customers who are describing short backlogs, soft incoming orders, and low visibility. It's also consistent with what we're hearing from suppliers who are seeing very much the same thing.

The root causes for this prolonged downturn remain the same - the ongoing effects of low oil prices and the strong US dollar.

The uncertainty around the impact of Brexit could serve to create further headwinds on US manufacturing exports, given a stronger dollar, as well as the potential slowing of underlying European demand.

Overall, the sense that the industrial economy may have been stabilizing has given way to more belt tightening and less optimism among our customers. We're hearing more talk about furloughs, time off, and even some layoffs.

And while our visibility remains very limited, we're beginning to hear about distributors laying off salespeople, which we had not heard much of until very recently.

That said, we caution that our visibility is very low. At this point it's hard for us to say how much of this is a material step-down in conditions as opposed to customers taking advantage of seasonal summer slowdowns with more extensive shutdowns.

If things continue to deteriorate, it would provide an opportunity for MSC to accelerate share gains, as local distributors would come under even greater pressure. This would present opportunities including the hiring of industry salespeople and capturing new customer and supplier relationships.

Turning to [the pricing] environment, it remains extremely soft. While there's been some upward movements in many commodities during the calendar year, it has not yet translated into the manufacturer list price increases that are needed to trigger distributor pricing moves.

Should the higher commodities levels sustain, that could bode well for pricing in the future. Weak demand is compounding the soft pricing conditions as local distributors, desperate to hang onto what they have, are being extremely aggressive in their pricing decisions.

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In the face of this extremely difficult environment, our performance continues to be strong, highlighted by three things. First, our continued share gain as evidenced by growth rates in excess of the markets we serve. Second, sustained gross margin stabilization from solid execution on the buy side and the sell side. And three, strong expense controls and realization of the benefits from our productivity initiatives.

These all reflect our intense focus on managing what we can control.

Let me start with our revenues. On an average daily sales basis, our net sales were minus 3.9%t from prior year and were at the lower end of our guidance range, reflecting the increasingly difficult conditions as the quarter progressed.

Within our large account business, Government grew at a mid-single-digit pace. National Accounts growth, while better than Company average, slowed and actually went just slightly negative. Our core customers lagged the Company average, reflecting continued softness in the metalworking end markets.

CCSG growth rates were roughly in line with the Company average in the third quarter and were impacted by ongoing headwinds in manufacturing and natural resources. For the month of June, CCSG's growth rate, while just slightly negative, was ahead of the Company average.

With respect to our three growth levers in that business, service improvements and cross-selling remain strong, while sales force transformation efforts continued to gain steam.

E-commerce reached 58.6% of sales for the fiscal third quarter, up from 57.8% last quarter and 56% a year ago.

Sales to vending customers were roughly flat in the quarter. We also enhanced our web offering during the quarter by adding approximately 65,000 SKUs net of removals.

Regarding our field sales and service personnel, net headcount for the quarter was up slightly. We saw an increase in the base MSC field sales and service team, offset by a slight decrease in CCSG field sales and service headcount due to the sales force efforts I just mentioned. This was all in line with what we expected.

Looking to the fiscal fourth quarter, we would expect total sales and service headcount to be roughly flat with the third quarter.

We continue to execute well on our gross margin stabilization countermeasures and, as a result, gross margin came in at the midpoint of our guidance. This continued the trend of sequential stabilization seen over the past several quarters.

Finally, our team maintained its focus on expense control. Operating expenses for the quarter were well below the prior year and that reduction is beyond volume-related declines, despite ongoing incremental spending on growth initiatives.

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I'll now turn the discussion over to Rustom.

Rustom Jilla: Thanks, Erik. Good morning everyone. As usual, I'll cover our fiscal third-quarter results, and specifically gross margins and operating expenses in a bit more detail.

But before doing so, let me speak about this morning's share repurchase announcement.

Our Board of Directors has authorized, and we have announced our intent to repurchase up to $300 million in Class A common stock through a modified Dutch auction tender process.

The Company will offer to repurchase shares at a price per share of not less than $66 and not greater than $72.50. The tender offer will commence tomorrow on July 7th, and remain open for at least 20 business days.

In addition, we have entered into a stock purchase agreement with the holders of our Class B common stock to repurchase a pro rata number of shares at the same price per share paid to Class A holders who choose to participate in the tender offer, such that the percentage ownership of Class B shareholders remains substantially unchanged.

Our total outlay should therefore be around $390 million, taking leverage to about 1.4 times. We expect to finance the repurchase using proceeds from the sale of $175 million in new unsecured senior notes, and by drawing down on our existing revolver, where we today have $400 million of capacity.

In the coming months, we plan to take out an additional term loan, replenish our revolver capacity, and lock in a portion of our interest expenses.

This tender offer will be contingent upon other customary items and successful closing of the sale of notes. And, as we move forward, there will be additional disclosures.

After completing these purchases and finalizing the new debt facilities, we provide an update as to the EPS impact. However, we currently expect that FY17 EPS would be approximately $0.23 to $0.24 cents higher, assuming the tender offer is fully subscribed.

Erik will share more on the rationale behind our decision to repurchase shares via this two-step Dutch auction mechanism later.

Now I'll turn to our fiscal third quarter. Sales came in at the lower end of our guidance range, with average daily sales, ADS, declining 3.9% for the quarter to $11.2 million. This is discernibly lower than the $11.4 million run rate of the first half.

While sales disappointed, gross margin was another story. We posted 45% for the quarter, right in line with the midpoint of our guidance and down just 40 basis points from the third quarter last year. Gross margins have held at 45% for the last 4 quarters. And considering the increasingly challenging price environment, as well as the headwinds of customer mix, our gross margin countermeasures have been quite successful.

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As expected, we are now seeing the benefits from our supplier cost initiatives. But as we've said before, we will need all of these countermeasures just to keep gross margins stable.

Our team also delivered another quarter of solid operating expense reduction. Fiscal third-quarter OpEx came in roughly $13 million lower than in the same period last year, and $8 million below guidance.

Volume-related operating expenses were lower, of course, but we also controlled costs pretty tightly across the board.

Our headcount at the end of the third quarter was 6,510, down by 184 from last year's third quarter through attrition, as we continued to drive productivity.

Roughly $9 million of the year-on-year reduction came from payroll and payroll-related costs, with a reversal of incentive compensation expenses accounting for $3 million of this. This is because lower third-quarter sales and sharply reduced sales expectations for the fourth quarter negatively impacted our FY16 bonus expectations.

But, of course, given the US manufacturing environment, our focus on productivity and controlling all our discretionary expenses will continue and, indeed, intensify over the months ahead.

The third quarter's, tax provision came in at 38.2%, as expected.

Our diluted EPS for the quarter was $1.05, versus $1.03 in the prior year's third quarter. So after setting aside the incentive accrual reversal noted above, we were broadly in line with the high end of our third-quarter EPS guidance range.

Turning to balance sheet, our DSO was 50 days, a slight improvement from last year's third quarter. Our rolling 12-month inventory turns were 3.18, slightly up from the prior quarter's level of 3.13. Turns should be slightly higher at the end of the fiscal fourth quarter, but we believe that the value of holding ample inventories to meet our customer's needs exceeds the carrying costs.

Our free cash flow, i.e., cash flow from operations less capital expenditures, was $95 million in the third quarter. This compares to last year's $102 million, but our year-to-date free cash flow now stands at $251 million, double last year's $125 million. This was mainly due to the working down of excess inventories built up in 2015 for the new Columbus CFC, and also in anticipation of higher sales.

Capital expenditures were $8 million for the quarter, versus $13 million in last year's fiscal third quarter, and are now $35 million year to date.

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Last quarter, I mentioned our intention to purchase our Atlanta distribution center, and on July 1st, we entered into an agreement to do so for $33.7 million.

As noted in our last earnings call, we consider distribution facilities as core, strategic assets, and this was the only major CFC not owned outright by MSC. The purchase is expected to close in August. And as a result, we now expect FY16 CapEx to be in the range of $80 to $90 million.

We paid out approximately $26 million in dividends and we repaid $65 million of debt, net of borrowings, in the third quarter. So we ended the third quarter with $32 million in cash and cash equivalents and $263 million in debt, mostly comprised of $194 million on our term loan, and a $40 million balance on our revolving credit facility, for a leverage ratio of 0.5 times.

And now to our guidance for the fiscal fourth quarter of 2016. First, because our fourth quarter this year has an additional week, I'll spend more time bridging the movements and try to do so both versus the third quarter of FY16 and also versus the fourth quarter of FY15.

The deterioration in daily sales that we saw in May continued into June with ADS declining by 4.6% to $11.1 million. Thus, while we expect a slight increase in sales both sequentially against the third quarter and also against the prior-year period, this is only due to the extra week.

In ADS terms, we expect the fourth quarter to decline by roughly 4% to 6% versus the prior-year period. The midpoint of our guidance reflects an average ADS figure for the fourth quarter of about $10.8 million, compared to $11.2 million in our fiscal third quarter and $11.4 million in our fiscal fourth quarter of 2015.

Our guidance assumes a drop in ADS in July due to holiday slowdowns and an increase in August.

In the fourth quarter, we expect a gross margins of 44.9% plus or minus 20 basis points. And that's down just 10 basis points from our fiscal third quarter. And this is despite the seasonal headwinds that historically have resulted in a 40 to 60 basis point decline sequentially.

We expect operating expenses in our fourth quarter to be roughly $13 million higher than in our third quarter. This comes from the additional expenses of one extra week. You might expect OpEx to be down given the lower sequential ADS, which it would have been if not for the third quarter's incentive accrual reversal.

In the fourth quarter, there will also be a $2 million non-cash, one-time charge arising from the Atlanta CFC purchase, which is offset by no longer having J&L-related amortization.

Looking at OpEx year over year, you can see the impact of our team's expense controls and productivity actions. After factoring out the extra week, our expenses are down around $10 million. Some of this, of course, is the result of lower volumes, but the majority is due to our productivity efforts.

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So, apples to apples, our fourth quarter operating expenses are expected to be flat sequentially, and down year on year.

Despite the challenging economic environment, we expect that our gross margin countermeasures and tight control on operating expenses will result in an operating margin of about 13.1% at the midpoint of guidance.

For the year, we'll then be at the high end of the lower left quadrant in our FY16 operating margin framework, or about 13.1%. This would be approximately the same as last year, despite a roughly 4% decline in ADS and flat pricing.

Once again, this is a testament to strong execution of both our gross margin countermeasures, as well as our productivity improvements and cost savings initiatives.

All of this will result in a fourth-quarter EPS range of $0.96 cents to $1. And note that this assumes a tax rate of about 36.8%.

I'll now turn it back to Erik.

Eric Gershwind: Thank you, Rustom. Let me start by sharing with you the rationale behind the repurchase program that Rustom discussed earlier on.

For over a year now, we've conveyed our willingness to operate with somewhat higher leverage in order to create a more efficient balance sheet and enhance shareholder returns.

We've said that we're comfortable operating with at least one times leverage on a steady-state basis and that we would flex up further for the right opportunities.

As we look out, we see an extremely strong balance sheet and very strong free cash flow generation.

Additionally, several large infrastructure projects are now behind us, and so, over the next few years, our CapEx should be below the elevated levels that we saw a couple of years back.

As we've done periodically throughout our history, we see now as a good time to return capital to our shareholders, particularly given the extremely low interest rate environment.

At a size of roughly $390 million, this repurchase will put our leverage ratio at about 1.4 times, giving us plenty of flexibility for future opportunities, including acquisitions or additional share repurchase.

It was important to us to maintain that flexibility, as the current environment could create compelling opportunities, particularly if things were to erode further. And if they do, our business offers a nice built-in hedge as cash flow generation only gets stronger when sales decline, as has been evidenced this fiscal year.

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I'll explain why we chose to do so through this particular mechanism, a modified Dutch auction tender.

It returns a significant amount of excess capital to our shareholders and it does so in an equitable and transparent way. Given that we have two classes of shareholders, the two-step approach allows all shareholders to participate as they desire, while maintaining proportionate ownership between the classes.

It also allows us to tap the capital markets to take advantage of the current rate environment and to take on some additional longer term debt. Optimizing our balance sheet this way also lowers our overall cost of capital.

In summary, this is an appropriate decision at the right time for the business and for our shareholders.

Before I close, let me offer some perspective on our performance and our outlook. We continue to operate in an extremely challenging demand and pricing environment. Against this backdrop, we have focused on controlling what we can, taking share by outgrowing the markets we serve, stabilizing gross margins by working with our suppliers and maintaining price discipline, and bringing down operating expenses by strengthening our productivity mindset throughout the Company and taking cost out of the business.

I'm very pleased with how we've performed on all three dimensions through the first three quarters of our fiscal year.

Looking to the future, we are well positioned regardless of which way the environment turns. Should things improve, we have a powerful embedded earnings leverage story built in.

Between the infrastructure investments already made and the progress that we've made on productivity and our cost base, we're poised for strong operating margin read through on our top-line growth when it returns.

On the other hand, should the environment remain poor, or even deteriorate further, distributor layoffs may accelerate, creating even more opportunities for MSC, such as new customer relationships, the hiring of industry salespeople, and stronger supplier relationships.

As I wrap, I'd like to thank all of our associates for their dedication and hard work. Our success in the face of a tough environment is a testament to their commitment and their continued efforts.

And we'll now open up the lines for questions.

Questions and Answers

Operator: Yes. Thank you. We will now begin the question-and-answer session. (Operator Instruction) At this time, we will pause momentarily to assemble the roster. Matt Duncan with Stephens, Inc.

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Matt Duncan: Just talk a little bit more, if you would, about the monthly sales trend that you're seeing. And what end markets do you think are most responsible for things starting to weaken a little bit again here? It seemed like things were going to get better, they didn't. They're actually weakening. What's causing that?

Eric Gershwind: Yes. So, Matt, I think what you're seeing, if you take a look at our monthly sales trends, they are reflective of what we are feeling, seeing, hearing, in the environment. And that's as measured by customer discussion, supplier discussion, looking at the macro indices.

What I would say in terms of root cause is really point you back to, amazingly, the same drivers that it's been throughout this prolonged downturn, and that's the lagging and ongoing effect of low oil prices and the effects of the strong dollar.

The weakness is pretty widespread within manufacturing. I would say it is acute within our sphere of the world within metal cutting manufacturing. So many of the segments that we've pointed to before - heavy machinery, metal fabrication such as job shops and machine shops, et cetera.

So really not much of a change. I think you're right, from our perspective a quarter ago our sense was that there was a chance of maybe stabilization. I wouldn't have called it an up tick, but stabilization. That has certainly not materialized. And so I would say that our sales trends are reflective of the environment.

Yes, I think what you heard from us, as I look at it, I think the Company, regardless of which way this thing goes is very well-positioned. In some ways the worse it gets, the more opportunity there is for the Company in capitalizing on local distributor weakness.

But no question, what we saw a quarter ago as the potential for stabilization did not materialize.

Matt Duncan: Okay. And then the outlook for a 5% ADS decline at the midpoint of guide, the comps are going to get easier, and, actually, you're going to start comping against negative months here from a year ago, going forward.

So that would imply further weakening. Is that really just the impact of the dollar strengthening in the wake of Brexit, the impact that that would have on your manufacturing customers' exports? Or what makes you think things continue to get worse here?

Eric Gershwind: So I'll sort of give you the big picture. And certainly, Rustom, if he wants to chime in on any specifics what our average daily sales implied for the quarter.

But, yes, you're correct that a worsening growth rate in the face of lower comps in the result of a projection of lower average daily sales. And I think it's just tracked right back to what I said to you about what we're sensing in the environment, which is weakening demand among our customers.

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I mean, I can just anecdotally tell you that for the month of June what we heard from customers and, particularly, what I heard from some of our key supplier partners that June was really bad month, so what you see -- now, the one caution I'll give you is it's always tough for us to sort out this time of year how much of this, as I said, is a material step-down that's ongoing versus softening as we get into the summer and customers taking advantage of summer slowdowns in a more serious way.

Matt Duncan: Yes, absolutely.

Eric Gershwind: But, yes, what's implied in our guidance is lower average daily sales.

Rustom Jilla: Yes. That's right, Matt. Just, I mean, all I would add is, visibility is particularly bad right now as Erik pointed out. But we're assuming that July we will come in probably around $10.5 million on average daily sales, and August we'll bounce back to around the $10.9 million type level.

So I mean, that's, hence, you see how we come up with our $10.8 million guidance.

Matt Duncan: Okay.

Rustom Jilla: And so looking at an absolute average daily sales, it's probably easiest way to see how the business is performing.

Matt Duncan: Sure, Rustom. Okay. And then last thing, just real quickly, on the buyback, and it's really just as it pertains to capital allocation in general, should we take this as a sign that maybe you're not seeing M&A at the right price of any meaningful size out there right now? Or am I reading a little too much into that?

Eric Gershwind: Yes. Matt, I would say the perspective on M&A, really, I wouldn't take much from this either way. If you look at Rustom took you through the math on where this -- it fully subscribed where this brings us to a leverage ratio of 1.4 times. We feel that's a very comfortable range. Gives us the ability to flex up for the right opportunity. So look, our posture over the past several quarters on M&A has been we're open, we're looking, but we're also very selective. And I would say our posture is no different than it has been.

Matt Duncan: Okay, very helpful. All right, thanks, guys.

Operator: Sam Darkatsh, Raymond James.

Sam Darkatsh: Good morning, Erik, Rustom. How are you? Three questions if I might. First off, regarding the Dutch, I applaud the method and the scale. I frankly wish we would see more of these broadly speaking. But I'm curious as to how the price and timing were determined. Last couple quarters, you were buying stock at a much smaller scale than this obviously at lower prices. So if you could help as to the thinking behind why now as opposed to perhaps a couple quarters ago?

Rustom Jilla: Sure, Sam. Let me take that. I mean, yes, as Erik said earlier, we have a history of reserving excess capital, but we don't try to time the market per se. So we have excess capital now, and we have an opportunity to create a more efficient balance sheet with the outcomes being a (inaudible) and doing all this in a pretty low interest rate environment.

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So looking at spending roughly $390 million, if we were to continue with open market buybacks, that would take many months to execute or you accelerate and probably drive the price up. And it's not as transparent, and that's pretty fundamental. And a Dutch auction tender -- and thanks for those supporting words -- I mean, a Dutch auction tender offers all shareholders the same opportunity to participate within a communicated range.

And then it's also very equitable from our perspective because the [family] then only sells -- they're permitted to sell the same number of shares that's required to keep the proportion of ownership unchanged and they get the same [clearing] price that everybody else gets.

So saying all that, so the tender price itself, the other part of your question, I mean, it was basically a tender price to achieve our objective which is to increase (inaudible) capital. So the $66 lower end is actually the approximate midpoint of our 52-week high and low. The $72.5 upper end represents a 7.5% premium to our one-year [VWA], the volume-weighted average price. So I mean, that's pretty much how the range is. And of course, I mean, in keeping with our governance standards, the actual range is set by an independent committee of the Board after input from advisers.

Sam Darkatsh: That's very clear. Thank you for that. The second question, the OpEx in the quarter, I think you mentioned, Rustom, that it was $9 million lower year on year because of payroll. But I think it was roughly, what, $8 million or so below your original plan or at least the plan that you vocalized to us. Where would those savings achieve specifically? And if you do intensify your productivity measures going forward, what specific areas within OpEx would get the most amount of attention?

Rustom Jilla: So that's a good multifaceted question there, Sam. Look, $3 million of those savings come unfortunately from the fact that we -- as we looked at the sharp -- at the decline in Q3's performance on sales and at the sharp decline that we envisage in Q4 versus what we were expecting just a few months ago, I mean, that basically means that we don't require our bonuses to be as high as they would have been otherwise.

The payroll savings have come from a focus on efficiency and really looking at every head. As we have people at 3,000, most of the headcount reduction, almost all of it has come through attrition. Yes, there's been a little bit of performance management, but in those cases there's been replacements and it's fundamentally through attrition.

So what we've done is we've, across the Company, mobilized our team. And that's why I keep using the -- bringing this back to our team and giving our team the credit for this performance because really what you're seeing is you're seeing people everywhere looking to say, okay, as a person drops out, voluntarily drops out, how could we achieve what we are doing better?

And I mean, that's the core of it and that's why the bulk of the savings come from there. And of course, we're cutting back on discretionary stuff like travel, and we're using videos, and we're cutting back on the use of consultants and are hitting every other level that we possibly could do without jeopardizing the long-term health of the business. I mean, that's really very important to us.

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Erik Gershwind: Yes, Sam, just to chime in for a second and add on top of what Rustom said, I can't underscore enough what sort of -- Rustom, the finance team, our executive team have really, I think, energized and mobilized the organization around a productivity mindset. So as he pointed out, yes, headcount's dropping just because of attrition, and it's really a testament to our team getting more creative, scrappier in terms of thinking about new and different ways of doing things.

So as Rustom said, look, we're targeting some areas for productivity whether they be freight or travel or things like that. But it's really been an across the board ramping up of productivity mindset that I think still has legs to it. I think we're still relatively early on in this process for the Company.

Rustom Jilla: That's a good point. I mean, Sam, if you look at our -- year to date, if you look at the reduction in our OpEx and even if you take out 10% on sales as a rough approximation for variable and the impact of volume, I mean, that's still a $21 million reduction over the first nine months of this year. So it's been a very sustained, completely team-driven process.

Sam Darkatsh: Last question if I could. And I know that it's a small part of your business, but it's obviously particularly topical now, what are you seeing of late in J&L in the UK?

Erik Gershwind: So UK, I would say the -- so very topical and very raw and fresh. And in fact, I know we had some folks from here from the Melville area. We were just spending time with our UK team. And as you would imagine, they're still sorting out what this means. So I would say nothing really to report other than a lot of uncertainty, a lot of angst, a lot of questions; not a lot of answers.

Sam Darkatsh: Thank you, gentlemen. I appreciate it.

Operator: Robert McCarthy, Stifel.

Robert McCarthy: Hi, good morning, Rustom. Good morning, John. Good morning, Erik. How are you doing today? So I guess going back to the share repurchase, I mean, I think you highlighted, what, $0.23 to $0.24 in terms of your assumption? In terms of the assumption for the guide for the fourth quarter, is there anything material? And obviously it's happening midways through the fourth quarter, so it's going to be a fairly muted impact. But is there going to be any positive impact to share count for the fourth quarter?

Rustom Jilla: No, Robert. It's Rustom. I'll take this. I mean, no, because by the time the process actually works its way through -- I mean, the buyback occurs in two steps: first everybody else in the middle of August, and then the family 10 working days later. And so, yes, it'll have no impact. So there is no EPS benefit in the guidance. And any interest expenses that we have will be fairly small as well. And what we thought is that subsequently after we've given out, after we've finalized everything, we'll provide an update on what impact it's had.

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Robert McCarthy: Okay, and then just shifting gears not to 2017 explicitly, but just so we understand for modeling purposes, I think -- do you expect 253 days in 2017? In other words, consistent with, I think, your long-term pattern, not the five extra days you had in 2016?

Rustom Jilla: Yes, we don't expect the extra week for sure. I mean, that's a one-off in this year's number.

Robert McCarthy: So 253 is, for modeling purposes, how we should be thinking about it?

Erik Gershwind: Rob, I think you're right, but just let's talk later in the day and confirm that.

Robert McCarthy: Okay, all right. So at least I'm thinking about it right. Okay, so away from the [nits] to perhaps a little more high level, in terms of you had, you said, a very bad June, and obviously you have different tendrils to different parts of the economy. Maybe you talk about where you're seeing pricing pressure specifically, and how do you kind of reconcile your comments overall to kind of what was at least optically a strong ISM for the month?

Erik Gershwind: So I'll hit your last -- so I'll go in reverse order, Rob. The ISM, I would tell that it's been -- to be honest, we sort of scratched our head at the latest reading, but I think we and the rest of the industry have been scratching our head at the readings over the last several years. So really not surprising.

If you ran regression analysis against our average daily sales levels and the ISM, you would find, over an extended period of time, you'd find virtually no correlation. Very different from if you ran the regression analysis against the MBI on the rolling 12-month average. So not much do I make of that.

I think more relevant with respect to June, as you point out, is we certainly look at the MBI, we'll look at other indices, and most relevant to us is talking to customers and talking to suppliers. And boy, I'll tell you, as it relates to June in particular, overall we made the comment, as amazing at it sounds, we do feel good about the share gain performance as measured by what's happening with our growth rate relative to what's happening to the end markets that we serve.

And if June was any indication, it certainly would support the data points. Because what we heard from suppliers -- and we'll get pretty specific saying, what's happening in your business (inaudible)? And boy, the numbers were really bad. And what's interesting is I can't really point to anything new, Rob. I mean, it's been the same sustained pressure from oil and the dollar. It's been widespread in manufacturing, acute in metal cutting manufacturing.

And again, the one caution is we're not sure what the make of it yet. How much of this is kind of a new level and a new step down versus is this entering summer, people are just going to get clamped down over the summer? We don't know.

Robert McCarthy: Just a follow-up on the pricing question. I [think that] the quarter in this math may be wrong probably because it's coming from me. But I think you had a negative price headwind of, I think, 0.7%, a little less than 1%. Any specific areas or verticals you'd call out in terms of the pricing pressure?

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Erik Gershwind: Yes, Rob, it's a good point. Look, I think if you pull back -- so I didn't hit pricing, apologies. If you pull back and look at the performance, my assessment is I think the team has done a really good job about maintaining price discipline. And over the course of the fiscal year, the last few quarters, roughly flat pricing in what's really been a deflationary environment. You are right to note that our third quarter, there was a little tick up in the negative price realization. I think your numbers are right. A little less than 1%.

What I would say is, the longer this thing drags on and particularly the longer the demand environment stays weak the way it is, the more intense the pricing environment gets because what happens is -- and you may have noted my comment about local distributors -- just now for the first time we're starting to hear the first signs of distributors laying off sales people that we've not heard to date. And I think what it is indicative of is the longer this goes on, the more difficult it gets for a local distributor to hang on. And they get more and more aggressive with respect to pricing.

So I think the downside here certainly is that pricing gets tougher and tougher as time goes on. Obviously the flip side to that is that is that if things really continued to stay this bad or if they even get worse, from our standpoint, our opportunities actually grow because it's really -- for the last two years, in a sense we've been in no man's land in that things have been lousy, but the stepdowns have been gradual and gradual enough that most local distributors have been able to avoid laying off sales people.

The longer this goes on, the more pressure they're under to lay off people, cut back inventories, cut back on service, and I think the share gain opportunities will grow. And if you believe things will eventually turn as we do, what that should do if things get worse in the near term is widen our gap to market on the way back up, and of course with the built-in leverage we've got, create an even better earnings story. So that's how we're viewing it.

Robert McCarthy: Well, your cost actions have been admirable. I mean, I think, just to press my luck with one little more question, on the operating margin framework, any thoughts of where we are in terms of the quadrants right now given the superior execution on the cost initiatives?

Rustom Jilla: You mean in the coming quarter?

Robert McCarthy: Page five for this full year? Just any further commentary around that? Or do you think it's consistent with -- where we are now is consistent with your prior statements?

Erik Gershwind: Yes, Rob. So I think what we said is, so we are firmly in that lower left quadrant environment, but on the high end of the range within that. So I think it was 12.6% is the midpoint plus or minus [50] that we said we're at the high end of that lower left quadrant based on the cost action.

Robert McCarthy: Understood. Thanks for your time.

John Chironna: Hey, Rob, I'll also confirm that 253 days in real time. That's a good number.

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Robert McCarthy: Thanks very much.

Operator: Ryan Merkel, William Blair.

Ryan Merkel: Hey, good morning, everyone. So first I want to ask about the shutdowns in July. So did you say that it's going to be worse or more extended this year versus last year? And then can you comment, is it widespread, or is there particular end markets where it's going to be more robust?

Erik Gershwind: Ryan, so yes. So to answer your first question, yes. I mean, if you see the ADS -- Rustom mentioned the ADS from June of about $11.1 million to July, $10.5 million is a pretty significant step down. That is most attributable to summer slowdown and shutdowns. So I would say yes to the first question. More extensive than prior years.

If you look back over the past -- and this, by the way, is never a perfect science trying to get at this -- but if you look back, every time there's been any sort of holiday in the last several months, it's been an excuse for customers to take time off and there's been slowdown. We don't see any reason why this is going to be any different. And we think we're probably in the midst of it right now: this week, next week till first half of July where it would be most acute.

And then to your second question, look, I think there's a correlation between how expensive are the shutdowns and how soft is the end market. So again, look, I think the softness is fairly widespread. But of course, we're coming from a world, Ryan, where our front porch is metalworking end market, so it's pretty acute in the metalworking end markets.

Ryan Merkel: Got it, okay.

Rustom Jilla: And Ryan, if you do the math on that, which you will on those numbers, we were minus 4.6% using the midpoints in June. August is back to that minus 4.6% and July was actually was envisaging maybe down about 5.2%, 5.3%. So you can see that we thought that July would be a little bit worse, but probably in proportion.

Ryan Merkel: Okay, that's helpful. And then back to Sam's question on intensifying the productivity, I'm just wondering, number one, can you give us an estimate of how much you think cost cutting's going to help over the next couple of quarters?

And then my second question is, you've sort of been talking about it flat (inaudible) if you could kind of hold margins, maybe maintain them. You did a little bit better than that this year obviously. But as you look out the next couple quarters, is that still a fair framework to think about how you're going to manage the business? So sort of flat sales, [you] could think about holding, maybe even expanding margins?

Rustom Jilla: So let's both take a crack at that. Maybe I'll go first. So if you take June's run rate of $11.1 million per day and you run that out for the whole year next year and just assume that we are (inaudible), what will that translate to? That's about 1% below our F2016 full-year projection, again at midpoint. So we're not talking a massive degradation.

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But what we have said is that we would need sales to be at least flat to hold operating margin. We've taken out a lot of cost and we'll continue taking out cost, but we need sales to be at least flat. And then, yes, we'll expect to generate margin expansion even on very low sales growth (inaudible), but it's too early to [write] specifics going forward more than just the quarter ahead.

Erik Gershwind: Yes, Ryan. I mean, I think that says it well. Obviously we'll come back, it'll be next quarter when we'll give you a full perspective on 2017. I think Rustom said it well. I mean, directionally, not much changing. So look, what we would expect to expand out margins when we get into the growth levels.

Obviously with where the business is right now with the kind of growth rates for the fourth quarter, we'd have a tough time doing that. So we would need to see an improvement in growth rates. So that could be either stabilization of average daily sales at the June levels or a tick up; different story. But obviously if things continue with the current growth rate, different story. But directionally, yes, I think that's in the ballpark, kind of where we're been. But we'll refine the picture as we get to 2017.

Ryan Merkel: Okay. And then just lastly, price is a little bit tougher now. I just wonder, are your manufacturers starting to offer deeper discounts? It sounds like they're struggling a bit as well. And in the past, has that led to worse pricing down the road if all of your competitors are getting lower prices? Just talk about that if you would.

Erik Gershwind: Ryan, sure. So let me talk to two things. One is on the pricing environment and then two is on the supplier perspective on this. So pricing environment remains quite weak. I mean, if there were one little point of light to point to that I mentioned in the prepared remarks, certainly if you look at many commodities, most commodities, or the ones that are relevant to our business -- and this is on the price side, not the cost side -- they're well up over since the start of the calendar year.

So if you looked on a three-month, a six-month basis, most of those commodities are up. That bodes well. If you looked on a 12-month rolling basis year over year, they're still down. But if the current push -- tick up, I should say, in commodities were to sustain, we would potentially see what we have yet to see to date, and that is movement in manufacturer list pricing that would allow us and other distributors to pass along pricing to end users. So it hasn't happened yet. Should commodities hold, we're hopeful that that could be maybe in the later half of our fiscal year. Who knows?

As it relates to the cost side -- I mean, look, we've been talking as it relates to MSC, Ryan, about the aggressive actions we've been taking with our suppliers as best we can. This is on the purchase cost side, doing it in a win-win way. And one thing I'll say is that part of doing it in a win-win way means not just taking any sort of concessions or improvements in our deal -- if we have a supplier that's willing to do it, not just taking that and passing that through because really that doesn't help anybody.

It's certainly not good for manufacturers to see their sell prices go down. So look, who knows? It's hard to say what others are doing. But I know from our discussions with suppliers, they would be very reluctant -- most -- to pass along discounts just to see them bring pricing down in the market.

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Rustom Jilla: And Ryan, let me just chip in there. I mean, what we've been doing on working with our suppliers, I mean, the supply initiative isn't totally about cost or anything like that too. It's very much about working together to try and see what we can do. And that could be in terms of training. That could be in terms of additional support -- ways in which we can grow sales for them and for us. So it's very much, as Erik said, aligned more on the win-win [in there]. And I wouldn't bring it down straight to just price and cost. It's a strong win-win relationship.

Ryan Merkel: Okay, thank you very much.

Operator: David Manthey, Robert W. Baird.

David Manthey: Thanks. Good morning, guys. First off, Rustom, help me again shed some light on this. When you look quarter to quarter, second quarter to the third quarter, revenues were up $43 million and GP was up $18 million. That's about a 6% quarter-to-quarter increase. And if you look at, even excluding these accrual reversals, your SG&A was down $4 million, or about 2%.

I'm wondering if you could just bridge just the sequential change. In what areas, what costs were reduced just in the last 90 days from second quarter to the third quarter? And particularly, it's a big number relative to history, particularly given your outlook last quarter was a little bit more positive. So could you help us bridge the second quarter to the third quarter cost situation?

Rustom Jilla: Sure. And Dave, I think you are [moving in] on those numbers really. If you look at what we had in the second quarter, it was $228.2 million. In the third quarter, it was $221.2 million. And then if you also looked at the differences on our sales, $727 million coming through in the third quarter versus $684 million. I mean, so you'll see what we did was achieve that improvement despite the actual sales number being significantly higher.

So it was a combination of those things. I mean, it was very much the bonus accruals reversing, which is the $3 million that you saw there. And actually quarter on quarter, it would probably be exacerbated because we would probably have accrued for that in the second quarter as we were looking much stronger on performance. So you will see that's a good part of the swing.

And then the rest of it is just the good old fashioned blocking and tackling. Just a whole bunch of initiatives, freight initiatives, working with suppliers, discretionary, professional fees, IT data cost savings, virtual meetings. I mean, we're just very, very focused on keeping cost down. Headcount, of course, which we mentioned earlier. So I hope that helps.

David Manthey: Yes, I mean, it's just truly remarkable because the last time you saw a sequential decline second quarter to third quarter was 2009 when sales were down year over year like 20%, 23% to be exact. So it's a remarkable decline in cost, and I just was hoping to get a little more clarity in terms of what specifically was reduced from second quarter to third quarter. (multiple speakers)

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Rustom Jilla: So, Dave, sorry, let me just comment again. (Inaudible) if I think about it. I mean, the bonus was obviously the biggest one because, A, we accrued for it in the second quarter, and B, unfortunately it turned out that we didn't need it in the third as we went through our numbers, so that's part of the swing. But the others, I'm looking at professional fees, I mean, there was the salaries, fringe expenses because, as you know, we've moved to a different healthcare plan about nine months ago or so. Advertising -- I mean, there's just a bunch of costs where we did better.

David Manthey: Okay, and then second, on the tax rate, was the 36.8% guided tax rate for the fourth quarter versus 38.2% in the third quarter and year to date, is that because of the DC purchase?

Rustom Jilla: No, no. That is actually because our fiscal fourth quarter typically benefits from the release of various [state] tax reserves, and that's just due to the timing of the statute of limitations. And it seems to occur every year in the fourth quarter.

Erik Gershwind: Hey, Dave, just to circle back to your OpEx question, so if you do the math, and this is the math that you did, you're looking at sales, as Rustom said, so sales plus $40 million, you would generally expect given our variable expenses OpEx on that sales base to be plus $4 million. And then you're looking at a minus $7 million on expenses. So the $7 million and the $4 million together, so effectively minus $11 million. Rustom pointed out, you do have to take out of that.

So the first thing I'll say, look, the big driver there is the productivity that's going on. But that minus $11 million is bigger than what is sustainable. And I think that was the point Rustom made largely because we had a bonus accrual in the second quarter, and then unfortunately because of the results and the outlook, a reversal in the third quarter. So that is artificially inflating the $7 million. But look, the majority of that $11 million is the productivity and it's really coming from the areas that Rustom just rattled off.

David Manthey: Okay. And final question on the guidance share count. Could you tell us what you're using to get to your EPS range?

Rustom Jilla: Q4? The guidance, it would be 61.4 million, I mean, without taking it down to another decimal.

David Manthey: That's great. Okay, thank you very much.

Operator: Adam Uhlman, Cleveland Research.

Adam Uhlman: Hi, good morning. Rustom, just a clarification. You had mentioned there was going to be a $2 million charge in the fourth quarter. That's not in the EPS guidance, correct?

Rustom Jilla: No, no, that is in the EPS guidance. That's why I was mentioning all the swings and roundabouts. And that's simply because we have to write off the leasehold improvements and we get a write-back off deferred rent, and that's in our numbers. Yes, we are not doing any putting out of numbers and saying adjusted numbers or anything like that. We're just noting it, and yes, it is in the guidance. It's (inaudible) our guidance.

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Adam Uhlman: And then could you guys talk to your performance with national accounts? It sounds like the sales have slowed further there. I'm wondering if you could talk to your performance in terms of the number of national accounts that you've pulled together? Are you growing year over year on that basis? And then the average spending is just down?

And could you also talk to the vending sales in a similar way? The sales are flat. Is your machine count growing, and then the average revenue per machine is down? Or is the machine count actually flat as well?

Erik Gershwind: Yes, so two good questions, Adam. Let me hit national accounts first. So yes, what we mentioned is for the third quarter, national accounts was ahead of company average, but slightly negative. I would tell you that seeing national accounts come down historically when there is -- if one were to make the case that what we're seeing now is a further step down, national accounts are generally a leading indicator.

What I would say there, performance on national accounts has been strong. Account base is growing. And we get very specific on our view in terms of where the growth is coming from, where the erosion is coming from. The erosion is coming from basically the base of existing accounts that are simply -- we can generally point to, has there been share loss? Is this strictly environment? This is, for the most part, existing customers spending less.

So I feel like execution is quite good on national accounts. It's still a share gain. If I look at that performance in our national accounts relative to what's happening in the market, it's still a driver of share gain for us particularly against the locals. But that's been the story is the base of spending coming down in existing accounts.

Your second question was around vending. Is that correct, vending?

Adam Uhlman: Yes.

Erik Gershwind: So the story for vending in the quarter was basically what we gave you this quarter was that the growth rate on customers with vending machines was roughly flat. So ahead of Company average, but basically flat. And the story there, once again, is for us a lot of our vending installs are into metalworking accounts. Given the weakness, production, metalworking items such as cutting tools consumption is down.

So the number of units in place absolutely continues to grow quarter by quarter, month by month. This is a story of spend in existing accounts contacting due to the environment. And again, I'd point out I think a flat performance relative to the environment is considerably ahead.

Adam Uhlman: Could you quantify the growth that you're seeing in units?

Erik Gershwind: So we have not broken out the number of units.

John Chironna: Yes, we haven't done that, Adam. If you want to get more granular, you can call me afterwards and I can try to help you. But generally, we have not disclosed the number of machines, et cetera.

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Erik Gershwind: It's a pretty healthy growth rate though, Adam.

John Chironna: Yes, it's still definitely growing for sure.

Erik Gershwind: I mean, it's been a core focus of -- particularly in a downturn when customers are really worried about keeping inventory, freeing up cash, not having inventory, inventory management solutions are pretty powerful, and that could be vending, it could be vendor managed inventory like we're doing through the Class C business. But that whole inventory management umbrella is a major area of focus for us.

Adam Uhlman: Great. Thank you very much.

Rustom Jilla: By the way, I'll correct what I said a second ago. The share count was 61.46 million, so it would round to 61.5 million.

Operator: Andrew Buscaglia, Credit Suisse.

Andrew Buscaglia: Hey, guys. Thanks for taking my question. Can you just talk a little bit about -- you talked about your conversations with customers and suppliers on this call. Can you just talk about if the tone has changed pre and post Brexit? Or some of the conversations that you've had post Brexit, if there's any concerns there?

Erik Gershwind: Yes, I think post Brexit, what I would say is probably, again going back to the comments I made earlier on the UK, uncertainty. I think like everybody else, our customers, suppliers are kind of scratching their heads, not sure exactly what to make of it. So a lot of uncertainty.

Look, I think the general sense though is net-net, a negative, not a positive in that it creates a headwind given both the potential for the stronger US dollar which hurts exports and the potential for weakening underlying European demand that would also hurt exports. So I think the sense would be net negative but uncertain as to how big of a headwind and how much to make of it.

Andrew Buscaglia: Got it. And then just a quick one on -- I think on the last call you guys mentioned even without price, given pricing continues to weaken here, you can still get high-single-sales. That's going to be tough, but can you talk about what that environment in the past has been where you have gotten high-single-digit sales on almost no pricing? Just how does that compare to today and is that still something you see potential for?

Erik Gershwind: Sure, sure. So I would say if you go back in time and look at the Company's long-term CAGR over a 10-year period, a 20-year period, what you'd see is organic CAGR in the high single digits in what would average out to what we call a quote-unquote moderate demand environment. So depending upon the metric that you use, it would indicate somewhat -- it would be a moderate sort of growth case, whether it's GDP, ISM, MBI. Whatever that metric is that you look at, in a moderate growth environment, we produced high single digits.

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Now, in fairness, that has been with some degree of pricing. So if you stripped out pricing and said, okay, there'd be a moderate demand environment and no pricing, what would the business produce? You could probably shave a couple of points off of that due to price.

But to me, the punchline is even without price, in a moderate demand environment, certainly there's positive growth. Even in a flat -- so a flat environment, a no growth environment, but without contraction -- so if you have flat demand and no price, we would still expect just based on outperformance to be growing. And that growth, given the leverage that we have built up, is going to produce our margin expansion.

Andrew Buscaglia: All right, that's good color. Thank you, guys.

Operator: Thank you. And at this time, I would like to return the call to management for any closing comments.

John Chironna: Thank you, everyone, for joining us today. Our next earnings date is now set for November 1st, and we will look forward to speaking with you over the coming months. Have a good day.

Operator: Thank you. The conference is now concluded. Thank you for attending today's presentation. You may now disconnect.

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Additional Information Regarding the Planned Tender Offer

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s Class A common stock. The planned tender offer described in this communication has not yet commenced and there can be no assurance that the Company will commence the tender offer on the terms described in this communication or at all. The tender offer to buy the Company’s Class A common stock will only be made pursuant to an Offer to Purchase, Letter of Transmittal and related materials that the Company expects to send to its shareholders and file with the Securities and Exchange Commission upon commencement of the tender offer. SHAREHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Once the tender offer is commenced, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that the Company expects to file with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Shareholders may also obtain a copy of these documents from the Company’s information agent, Georgeson LLC, by calling toll-free at 800-248-7690.

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